WHITEHORSE FINANCE, INC.

1450 BRICKELL AVENUE, 31ST FLOOR
MIAMI, FLORIDA 33131

September 26, 2014

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-196436; 814-00967

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-196436) (as amended, the “Registration Statement”) so that such Registration Statement may be declared effective at 4:30 p.m. on September 29, 2014, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WhiteHorse Finance, Inc.

By: /s/ Gerhard Lombard
Name: Gerhard Lombard
Title: Chief Financial Officer and Treasurer